www.umc.com

Exhibit

Exhibit Description

99 Announcement on 2024/01/31: UMC announced its operating results for the fourth quarter of 2023

Exhibit 99

UMC announced its operating results for the fourth quarter of 2023

1. Date of occurrence of the event: 2024/01/31

2. Company name: UNITED MICROELECTRONICS CORPORATION

3. Relationship to the Company (please enter “head office” or “subsidiaries”): head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence:

UMC Reports Fourth Quarter 2023 Results

Company posts full-year 2023 EPS of NT$4.93; 22/28nm contribution in Q4 reaches 36%

12nm collaboration will propel long-term growth beyond 22/28nm

Fourth Quarter 2023 Overview:

‧Revenue: NT$54.96 billion (US$1.79 billion)

‧Gross margin: 32.4%; Operating margin: 22.6%

‧Revenue from 22/28nm: 36%

‧Capacity utilization rate: 66%

‧Net income attributable to shareholders of the parent: NT$13.20 billion (US$430 million)

‧Earnings per share: NT$1.06; earnings per ADS: US$0.173

Taipei, Taiwan, ROC – January 31, 2024 – United Microelectronics Corporation (NYSE: UMC; TWSE: 2303) (“UMC” or “The Company”), a leading global semiconductor foundry, today announced its consolidated operating results for the fourth quarter of 2023.

Fourth quarter consolidated revenue was NT$54.96 billion, decreasing 3.7% QoQ from NT$57.07 billion in 3Q23. Compared to a year ago, 4Q23 revenue declined 19.0% YoY from NT$67.84 billion in 4Q22. Consolidated gross margin for 4Q23 was 32.4%. Net income attributable to the shareholders of the parent was NT$13.20 billion, with earnings per ordinary share of NT$1.06.

Jason Wang, co-president of UMC, said, “In the fourth quarter, challenging macroeconomic conditions continued to prolong the inventory correction in the semiconductor industry as our wafer shipments decreased 2.5% QoQ while overall fab utilization rate slightly fell to 66%. As our Tainan 12A P6 facility continues to ramp, our 22/28nm represented 36% of our Q4 wafer revenue, reflecting record high in revenue as well as percentage of wafer sales.”

“Overall, 2023 was a year where UMC demonstrated its resilience in face of challenging external environment, as optimization in product mix continued to lift 2023 blended ASP by mid-single digit YoY. In addition, we were successful in safeguarding the company’s structural profitability with a gross margin of 34.9% in 2023 even as utilization rate significantly declined YoY. Our financial performance also showed strong resilience, which can be attributed to diversified customer base and higher contribution from stronger business stickiness of our specialty technologies offering.”

Co-president Wang commented, “Looking into the first quarter of 2024, we anticipate overall wafer demand will increase mildly, however, customers maintain a cautious approach in their inventory management. Moving forward, UMC will continue to navigate headwinds amid an increasingly competitive landscape and swelling geopolitical tensions via diversified manufacturing base and differentiation in 12-inch specialty technologies. Our 12nm FinFET collaboration is a step forward in advancing our strategy of pursuing cost-efficient capacity expansion and technology node advancement in continuing our commitment to customers. This effort will enable our customers to smoothly migrate to this critical new node, and also benefit from the resiliency of an added Western footprint. We anticipate 12nm FinFET collaboration will broaden our addressable market and significantly accelerate our development roadmap.”

Co-president Wang added, “Over the years, UMC has invested in a number of circular economy initiatives. In 2023, we broke ground for the UMC Circular Economy & Recycling Innovation Center, which will serve to consolidate our efforts to maximize resource recovery and minimize waste. Once operational in 2025, the facility is expected to reduce waste from UMC’s Taiwan fabs by one-third. In addition, UMC continues to be recognized for its unwavering contributions to ESG by global institutions, receiving awards in consecutive years from DJSI, FTSE4Good and ISS. UMC also achieved a remarkable AA rating in the MSCI ESG Ratings. And for the first time, UMC was named as one of the “Best Companies to Work for in Asia” by HR Asia, an authoritative publication for HR professionals. UMC is committed to tackle growing sustainability issues with innovative and long-term solutions that can only be achieved through the hard work and collaboration of its stakeholders and employees.”

First Quarter 2024 Outlook & Guidance

‧Wafer Shipments: Will increase by approximately 2-3%

‧ASP in USD: Will decrease by 5%

‧Gross Profit Margin: Will be approximately 30%

‧Capacity Utilization: low-60% range

‧2024 CAPEX: US$3.3 billion

6. Countermeasures: N/A

7. Any other matters that need to be specified (the information disclosure also meets the requirements of Article 7, subparagraph 9 of the Securities and Exchange Act Enforcement Rules, which brings forth a significant impact on shareholders rights or the price of the securities on public companies.): N/A